Code of Ethics

The Boyle Fund

Boyle Management & Research, Inc.

Shareholders of the Boyle Fund deserve the undivided loyalty and effort of the Officers and Advisory persons of the Boyle Fund and the Investment Adviser, Boyle Management & Research, Inc. The Fund and the Adviser owe the shareholders a fiduciary duty and must put the interests of shareholders first. The Fund and the Adviser must avoid even the appearance of impropriety. Officers of the Fund and the Adviser must not take inappropriate advantage of their positions and the access to information that comes with that position.

Private investment activities by officers of the Fund and the Adviser are encouraged as long as they are carried out within the letter and the spirit of this Code. The Fund and the Adviser adopt this Code in order to assist in maintaining the highest standard of conduct. Any question regarding compliance with this Code should be brought to the attention of the Compliance Officer prior to taking the contemplated action.

The acceptance of employment with the Fund or the Adviser constitutes acceptance and agreement to be bound by the terms of this Code.

Section 1.  Definitions

(A)

"Fund" means the Boyle Fund, a registered management investment company.

(B)

"Adviser" means the Boyle Management & Research, Inc., the Investment Adviser to the Boyle Fund.

(C)

"Compliance Officer" means the person so designated by the Adviser to act in that capacity. Until further notice, because of the importance of the position, the Compliance Officer is hereby designated to be the CEO of the Adviser.

(D)

"Access Person" means any Director, Officer, or Advisory Person of the Fund or the Adviser.

(E)

"Advisory Person" means any employee of the Adviser whose regular duties involve recommending or selecting securities for purchase or sale and any natural person who has a controlling relationship with the Adviser. ["Controlling" means ownership of 25% of the stock of the Adviser.]

(F)

"Being considered for purchase or sale," means that a recommendation has been made and communicated and is being seriously considered.

(G)

"Disinterested Trustee" means a Trustee of the Fund who is not an Officer or employee of the Adviser.

(H)

"Purchase or Sale of a security" includes the writing of an option to purchase or sell a security.

(I)

"Security" means any note, stock, bond, debenture, treasury stock, evidence of indebtedness, certificate of interest or participation in any profit-sharing arrangement, or any other instrument commonly known as a security or warrant or right to subscribe to a purchase of any of the foregoing. Security does not include those issued by the U.S. government, shares of any registered investment company, certificates of deposit, or commercial paper.

(J)

"Security held or to be acquired" by the Fund means any security that was held or is being considered for purchase within 3 days.

Section 2.   Exempted Transactions

The prohibitions of Section 3 of this Code of Ethics shall not apply to:

(A)

Purchase or sale of securities that are outside the scope of the Fund.

(B)

Purchase or sale of securities that are made by agents on behalf of access persons if done without their actual knowledge in advance of the transaction.

(C)

Purchase or sale of a small amount of securities, where "small amount" is defined as an amount not exceeding the greater of 500 shares or $50,000.

(D)

Dividend reinvestment programs.

(E)

Rights offerings issued pro rata to all holders of a class of securities.

(F)

Purchases or sales that have been approved in advance by the Compliance Officer.

(G)

Transactions by disinterested Trustees, unless a Trustee had actual knowledge during a 3-day period preceding the transaction by the Trustee as a result of the Trustee's official duties that the security was being considered for purchase or sale by the Adviser for the Fund.

The Compliance Officer may delegate his responsibility under this Code to any two Trustees who will then act as an ad hoc committee.

Section 3.  Prohibited Purchases and Sales; Prohibited Activities

(A)

Pre-Clearance Required.  No Officer of the Adviser or any access person shall purchase or sell, directly or indirectly, any security in which he has, or because of such transaction acquires, any direct or indirect beneficial ownership without first obtaining the permission of the Compliance Officer, who shall make reasonable inquiry as to the trading or proposed trading on pending or proposed orders of the Fund in such security.

(B)

Conflicting Trades.  No Officer of the Adviser or access person shall purchase or sell, directly or indirectly, any security in which he has, or because of such transaction acquires, any direct or indirect beneficial ownership and which to his actual knowledge at the time of such purchase or sale: (1) is being considered for sale or purchase by the Fund; or (2) is being sold or purchased by the Fund.

(C)

Blackout Period.  No advisory person shall purchase or sell a security during a period of one day before and one day after the date on which the Portfolio Manager of the Fund engages in any purchase or sale in such security; provided that the Compliance Officer may waive such prohibition if all Fund trades have been executed.

(D)

Gifts and Gratuities.  No advisory person shall receive, solicit or accept any gift or other thing of value of more than $25 in value from any person or entity that transacts business with the Adviser. Meals are not within the scope of this prohibition.

(E)

Directorships.  No advisory person shall serve as a director of a publicly traded company without first notifying the Compliance Officer. In the event of an appearance of a conflict of interest, the person will be asked to choose whether to accept the directorship and resign from the advisory capacity or decline the directorship and remain in an advisory capacity.

(F)

Waivers.  The Compliance Officer, in unusual circumstances and for good cause shown, may recommend to an ad hoc committee consisting of the Compliance Officer and any two Trustees, the waiver of any of the Prohibitions of Section 3 as to any particular set of circumstances, and such prohibition may be waived by the ad hoc committee.

Section 4.  Reporting

(A)

Every Officer of the Adviser shall report to the Compliance Officer every transaction in any security in which such person has, or because of such transaction acquires, any direct or indirect beneficial ownership in the security, provided that the transaction is not exempted under Section 2 of this Code.

(B)

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(C)

Every report shall be made within 10 days after the transaction and shall contain the following information: sale or purchase, date, name of security, number of shares,

       the amount of each security, the transaction price, and the name of the broker/dealer involved in the transaction.

(D)

Every Officer of the Adviser shall have a duty to report immediately suspected violations of this Code to the Compliance Officer.

Section 5.  Sanctions

Any violations of this Code reported or discovered by the Compliance Officer shall be investigated by him promptly and reported by him to the Board of Trustees of the Fund. Such report shall include the corrective action taken and any recommendations for disciplinary action deemed appropriate by the Compliance Officer. Upon recommendation of the Compliance Officer, the Board may impose such sanctions, as it deems appropriate, including a letter of censure, suspension or termination of employment, reversal of the securities trade at the expense of the violator, and possible referral to law enforcement agencies.

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